UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2016 (Report No. 2)

Commission file number: 001-35932

ALCOBRA LTD.

(Translation of registrant's name into English)

Azrieli Triangle Building

132 Derech Menachem Begin 39th Floor

Tel Aviv 6701101 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Results of the Annual General Meeting of Shareholders

At the annual general meeting of shareholders held on July 19, 2016, the shareholders of Alcobra Ltd. approved all agenda items as originally proposed.

This Form 6-K is incorporated by reference into the Registration Statements on Form F-3 (File No. 333- 209960) and Form S-8 (File No. 333-194875, 333-202394 and 333-209947) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By /s/ Dr. Tomer Berkovitz

Name: Dr. Tomer Berkovitz

Chief Financial Officer and Chief Operating Officer

Date: July 19, 2016